January 24, 2006

Via US Mail and Facsimile

Ms. Susan Weisman
Chief Financial Officer
Coach Industries Group, Inc.
12330 SW 53rd Street, Suite 703
Cooper City, Florida 33330

Re: Coach Industries Group, Inc.
         Form 10-KSB for the year ended December 31, 2004
         Commission File Number: 000-19471

Dear Ms. Weisman:

We have reviewed your January 17, 2006 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Debt

Laurus Master Fund Note

1. Refer to our previous comment 6, 7, and 8. We note from your response to our previous comment 6 that the $300,000 draw occurring on November 3, 2004 was drawn under an amended conversion rate. However, your table in Schedule C still appears to indicate the original conversion rate of $0.97. Your current use of $0.97 yields an original benefit on conversion of approximately $50,000, and you have taken an additional $282,000 on conversion on the date of draw. Please note that the benefit on conversion taken cannot exceed the amount of debt drawn. Also, as the conversion rate was amended to $0.50 per share, it is unclear why you continue to present the November 3 draw at $0.97 in your table. Please revise your table and calculation accordingly.

2. We note you have included the unfunded restricted portion of the Laurus note as a liability and a corresponding amount in cash and equivalents. We also note that you do not pay

interest on the undrawn portion, and to obtain the additional funds available under the credit facility you must meet certain criteria. Supplementally explain to us why you consider the restricted portion of the Laurus note a liability and an unrestricted asset given that you do not have full legal right to these funds. We may have further comment on your response.

3. We note that the table as presented in Schedule C includes one column entitled "initial adjustments" that appears to include the adjustments to correctly apply EITF 00-19 and EITF 00-27 to the Laurus transaction, the adjustment related to the error in valuation of the Laurus warrants, and the adjustment related to the Elm Street conversion. Please consider presenting each of these adjustments in separate columns so that the effect of each adjustment can be readily identified. Specifically, you should show the effect of the accounting policy change prior to the effect of the warrant valuation change. Also, each adjustment should be footnoted and explained so the value presented in the table can be recalculated and easily understood.

4. Refer to the table presented in Schedule C of your response letter. We note that you have assessed the impact of the adjustments presented in each column as not material, citing your internal quantitative threshold, lack of effect on your loan covenants, and your opinion of how a reasonable person and the market might view this information. It is unclear whether you considered these adjustments on both an annual and quarterly basis or whether you conducted the qualitative and quantitative analysis on these adjustments in the aggregate as required by SAB Topic (1)(M)(1). Given that the aggregate effect of these adjustments reduces stockholders' equity by 8.8% at December 31, 2004 and reduces net income by 6% for 2004, we disagree with the conclusion that these adjustments would not impact the fair presentation of your financial statements. In addition, the adjustments significantly alter and, in some cases create balance sheet and income statement line items. As such, please file an amended Form 10-KSB restating your financial statements for all the adjustments outlined in your Schedule C, as revised in accordance with our comment 4, above. This amended Form 10-KSB should include an explanatory note similar in form and content to the tabular and footnote presentation of your revised Schedule C. Please respond to this letter with a revision of Schedule C prior to filing your amended Form 10-KSB.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief